SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                          GAINSCO, INC.
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                        (Name of Issuer)

                  Common Stock, par value $0.10
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                 (Title of Class of Securities)

                           363127 10 1
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                         (CUSIP Number)

                        J. Keith Benedict
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        September 8, 1999
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    CUSIP NUMBER 363127 10 1

(1)  Name of Reporting Persons.        Catalyst Master Fund, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group (see instructions)               (b)  [  ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        OO

(5)  Check if Disclosure of Legal                            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          Cayman Islands

     Number of Shares         (7)  Sole Voting                  0
                                   Power
        Beneficially
                              (8)  Shared Voting                0
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive           0
                                   Power

(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                        [  ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                           0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D (this "Statement") relates to common stock, par value $0.10 (the "Common Stock"), of GAINSCO, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 Commerce Street, Fort Worth, Texas 76102.


ITEM 2.   Identity and Background.
          -----------------------

          (a)  Pursuant to Rule 13d-1(a) of
               Regulation 13D of the General Rules and
               Regulations Promulgated under the Securities
               Exchange Act of 1934, as amended (the "Act"), this Statement is hereby filed by Catalyst Master Fund, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the "Reporting Person"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
               Catalyst GP, Ltd., ("Catalyst GP"), Catalyst Asset Management Limited ("CAML"), Hunt Financial Ventures, L.P. ("HFV"), Aquitaine Holdings, LLC ("Aquitaine"), Clark K. Hunt ("Hunt") Mark Graham ("Graham") and Jonathan Bren ("Bren"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)    REPORTING PERSON

               The Reporting Person is a Cayman Islands exempted limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Catalyst, which also serves as its principal office, is Walker House, Mary Street, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands.

               The names, business addresses, principal occupations or employments and citizenships of each officer of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

               CONTROLLING PERSONS

               Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of Catalyst GP, which also serves as its principal office, is Walker House, Mary Street, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands.

               Catalyst:
               --------

               The Reporting Person is a Cayman Islands exempted limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               Catalyst GP:
               -----------

               Catalyst GP is a Cayman Islands corporation, the principal business of which is serving as the general partner of Catalyst and activities related thereto.

               CAML:
               ----

               CAML is a corporation organized under the laws of Nevis, Wets Indies. The principal business activity is to provide investment advisory services to, among other investors, the Reporting Person. Hunt, Bren and Graham are the Directors of CAML.

               HFV:
               ---

               HFV is a Texas limited partnership which owns
               66.67% of CAML and 66.67% of Catalyst GP. The principal business activity of HFV is to act as an investment holding company.

               Aquitaine:
               ---------

               Aquitaine is a Pennsylvana limited liability company which owns 33.33% of CAML and 33.33% of Catalyst GP. The principal business activity of Aquitaine is to provide investment advisory services. Graham is the sole Manager of Aquitaine.

(d) and (e)    During the last five (5) years, no Item 2 Person
               has been convicted in any criminal proceeding
               (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Hunt, Bren and Graham are citizens of
               the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As reported on a Statement on Schedule 13D filed jointly by Sandera Partners, L.P., ("Sandera"), SCM Advisors, L.L.C. ("SCM"), Newcastle Partners, L.P. ("Newcastle") and John A. (Pete) Bricker ("Bricker") on July 29, 1998 and subsequently amended on August 7, 1998, August 19, 1998, August 27, 1998, August 31, 1998
          and October 31, 2000, Sandera, Newcastle and SCM (collectively, the "Group") had acquired, in the aggregate, beneficial ownership of 1,152,153 shares of the Common Stock of the Issuer, of which 1,080,565 shares of Common Stock were held directly by Sandera. Effective September 8, 1999, Sandera contributed, as a capital contribution, cash and marketable securities (including all of its shares (1,080,565) of Common Stock) to the Reporting Person in exchange for a limited partnership interest therein.

          As of the date hereof, the Reporting Person has disposed of all of the shares of Common Stock it acquired from Sandera through a series of open market transactions for total proceeds of $4,540,301.25, or an average price of $4.202 per share. Specifically, the Reporting Person disposed of the shares of Common Stock through the transactions listed below:

        Trade Date           Transaction      Shares    Price/SH
     ---------------      ----------------   --------   --------
     March 24., 2000      Open Market Sale     20,600     $6.130
     March 30, 2000       Open Market Sale     25,000     $6.000
     April 3, 2000        Open Market Sale     30,000     $6.010
     April 4, 2000        Open Market Sale     47,000     $4.036
     April 5, 2000        Open Market Sale     25,000     $6.000
     May 4, 2000          Open Market Sale     13,000     $6.000
     August 23, 2000      Open Market Sale     10,000     $4.059
     August 24, 2000      Open Market Sale      8,000     $4.000
     August 29, 2000      Open Market Sale    133,000     $3.805
     August 31, 2000      Open Market Sale     19,200     $3.810
     September 1, 2000    Open Market Sale     85,000     $3.820
     September 5, 2000    Open Market Sale    100,000     $3.875
     September 6, 2000    Open Market Sale    124,200     $4.004
     September 7, 2000    Open Market Sale     25,000     $4.000
     September 8, 2000    Open Market Sale      3,000     $4.000
     September 11, 2000   Open Market Sale     14,300     $3.950
     September 12, 2000   Open Market Sale      1,000     $4.000
     September 13, 2000   Open Market Sale    100,000     $3.875
     September 14, 2000   Open Market Sale      1,000     $4.000
     September 18, 2000   Open Market Sale      5,000     $3.938
     September 20, 2000   Open Market Sale    100,000     $3.750
     September 21, 2000   Open Market Sale    150,000     $3.875
     September 22, 2000   Open Market Sale     10,000     $4.000
     September 29, 2000   Open Market Sale     24,700     $4.191
     October 2, 2000      Open Market Sale      1,600     $4.250
     October 3, 2000      Open Market Sale      4,965     $4.063

ITEM 4.   Purpose of Transaction.
          ----------------------

          The Reporting Person acquired beneficial ownership of its shares of Common Stock for the purposes of investment only.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of the filing hereof, the Reporting Person does not beneficially own any shares of Common
               Stock of the Issuer.

          (b)  Not Applicable.

          (c) During the period beginning March 24, 2000 through October 3, 2000, the Reporting Person sold an aggregate of 1,080,565 shares of the Issuer's Common Stock in open-market sales resulting in aggregate gross cash proceeds to the Reporting Person of $4,540,031.25.

               Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

          (d)  Not applicable.

          (e)  The Reporting Person ceased to be the
               beneficial owner of any shares of Common Stock of the Issuer on October 3, 2000.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

               Pursuant to that certain Assignment and Assumption Agreement dated as of September 8, 1999, by and between Sandera and the Reporting Person (a copy of which is attached hereto as Exhibit 1, the Reporting Person acquired 1,080,565 shares of Common Stock of the Issuer from Sandera in exchange for a limited partnership interest in the Reporting Person.


ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     EXHIBIT      TITLE
     -------      ------------------------------------------
      99.1        Assignment and Assumption
                  Agreement dated as of September 8, 1999 by and between Sandera Partners, L.P. and Catalyst Master Fund, L.P.

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  October 31, 2000

                    CATALYST MASTER FUND, L.P.

                    By:  Catalyst GP, Ltd., its general partner

                         By:  /s/  J. KEITH BENEDICT
                            ------------------------------------
                              J. Keith Benedict, Vice President



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
        criminal violations (See 18 U.S.C. Section 1001).